FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date: February 22, 2007
Stantec Inc.
(Registrant’s name)

10160 - 112 Street
Edmonton, Alberta, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Documents Included as Part of this Report

INDEX

No.	Document

99.1	NEWS RELEASE DATED FEBRUARY 22, 2007
99.2	CONSOLIDATED FINANCIAL STATEMENTS
99.3	MANAGEMENT'S DISCUSSION AND ANALYSIS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stantec Inc.

Date: February 22, 2007	By:	/s/ Michael Slocombe
Michael Slocombe
Corporate Counsel